Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	June 30, 2019
Estimated average burden hours per response......	30.00

COPY

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 08/17/17	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 4 World Trade Center, 44th Floor, New York, NY 10007
3. Provide the applicant's mailing address (if different):

SEC Mail Processing Section
AUG 21 2017
Washington DC
412

17002628

4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Sophia Lee (Name) General Counsel (Title) (646) 343-2040 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Sophia Lee, General Counsel
   4 World Trade Center, 44th Floor, New York, NY 10007
7. Provide the date applicant's fiscal year ends:
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 08/17/17 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: [signature] (Signature) Sophia Lee, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 17th day of August (Month), 2017 (Year) by [signature] (Notary Public)

My Commission expires 08/22/19 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

BENJAMIN B. AISEN
Notary Public, State of New York
No. 02AI6247140
Qualified in New York County
Commission Expires Aug. 22, 2019

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the memberparticipant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions).•A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Investors' Exchange LLC

Date of filing: August 2, 2017

Date as of which the information is accurate: August 2, 2017

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

The Exchange's schedule of listing fees will be available at https://iextrading.com/listings once it is filed with the SEC and effective.

Attached as Addendum H-1 is the IEX Listing Application - Initial Public Offering or Distribution Spin-off.

Attached as Addendum H-2 is the IEX Listing Application - Transfer from a National Securities Exchange.

Attached as Addendum H-3 is the IEX Listing Application - Transfer from a Market that is not a National Securities Exchange.

Attached as Addendum H-4 is the IEX Listing Application - Listing of a New Class of Securities by a Listed Company.

Attached as Addendum H-5 is the IEX Listing Application - Listing following a Change of Control Between a Listed Company and an Unlisted Company.

Attached as Addendum H-6 is the IEX Listing Agreement.

Attached as Addendum H-7 is the IEX Symbol Reservation Form.

Attached as Addendum H-8 is the IEX Company Logo Submission Form.

Attached as Addendum H-9 is the IEX Corporate Governance - Certification Form.

Attached as Addendum H-10 is the IEX Listing of Additional Shares Form.

Attached as Addendum H-11 is the IEX Company Event Notification Form.

Attached as Addendum H-12 is the IEX Dividend/Distribution/Interest Payment Form.

Attached as Addendum H-13 is the IEX Shares Outstanding Change Form.

Addendum H-1

IEX Listing Application - Initial Public Offering or Distribution Spin-off

IEX LISTING APPLICATION

Initial Public Offering or Distribution Spin-off

Instructions: Please complete all parts of this form. If an item is not applicable indicate N/A. Attach additional sheets if necessary.

PART I: CORPORATE INFORMATION

GENERAL INFORMATION

Date:

Company Name (the "Company"):

Address of Principal Executive Offices:

Address Line 2:

City/Province: State: Zip/Postal Code:

Country: Phone: Fax:

Website:

State of Incorporation:

Country of Incorporation:

Date of Incorporation:

Date of Fiscal Year End:

SEC File Number: Central Index Key (CIK) Code:

Foreign Private Issuer (yes/no): DRS Eligible (yes/no):

GENERAL INFORMATION

Company Description:

PART II: CORPORATE CONTACTS

Please provide information for a primary and an alternate contact and authorized outside legal counsel for the purposes of processing this application.

PRIMARY COMPANY CONTACT

Name: Title:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

ALTERNATE COMPANY CONTACT

Name: Title:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

OUTSIDE LEGAL COUNSEL

Firm Name: Contact Name:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

PART III: SECURITIES/ACCOUNTING

INVESTMENT BANKER			
	Lead Underwriter	**Underwriter 2**	**Underwriter 3**
Firm Name:			
Primary Contact:			
Phone:			
Email:			

AUDITOR

Firm Name:

City: State: Country:

TRANSFER AGENT

Firm Name:

PART IV: OFFERING AND SECURITY INFORMATION

OFFERING AND SECURITY INFORMATION

Type of Offering:

Expected effective date of registration statement:

Expected date of initial trading on IEX:

Expected closing date of offering:

Will delivery of stock certificates (to the members of the underwriting group for distribution) be within three business days of initial inclusion on IEX?

Yes ☐ No ☐

If "No", please note that this will result in a "when-issued" trading market.

Will the stock certificates contain any restrictive legends?

Yes ☐ No ☐

If "Yes", please describe:

PART V: ISSUE-SPECIFIC INFORMATION

	PRIMARY ISSUE	ADDITIONAL ISSUE	ADDITIONAL ISSUE
Issue Type:			
Issue Class:			
CUSIP:			
Par Value:			
Par Value Currency:			
Number of Votes per Share:			
Anticipated Shares Outstanding after the Offering:			
Anticipated Roundlot Shareholders after the Offering:			
Anticipated Beneficial Shareholders after the Offering:			
Unit Components:			

Timing of Unit Separation:

Reserved Trading Symbol:

Is the Security Book Entry Only?

FOR AMERICAN DEPOSITARY SHARES (ADS):

Name of Depositary Bank:

Confirm that the ADS have been issued in a sponsored program: Yes ☐ No ☐

Provide the ratio of Underlying Shares:

PART VI: BOARD MEMBER INFORMATION

Provide each board member's full legal name, committee assignments and indicate whether each director is independent, as defined in IEX Rule 14.400.

Name	Independent	Audit Committee	Nominating Committee	Compensation Committee	Financially Sophisticated	Financial Expert

PART VII: REGULATORY REVIEW

REGULATORY PROCEEDINGS/LITIGATION

1. With respect to the Company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past 10 years:

   a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

   b. in which claims material to the Company are or were asserted under federal and/or state securities, banking, insurance, tax or bankruptcy laws; or

   c. in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

   d. in connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

2. With respect to current executive officers, directors, and ten percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

    a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

    b. in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Note 1: With respect to question 2a and 2b, there is no limit on the time frame covered by the request.

Note 2: Questions 1 and 2 should be interpreted broadly and should include matters that relate to trading in the securities of the Company. Accordingly, responses should include communications of any nature that the Company, its officers, director and affiliates have had with FINRA or any other regulatory, civil or criminal agencies concerning trading in the securities of the Company.

Other

Has the Company or any of its predecessors previously applied or requested a review of eligibility to have its securities listed or quoted on any marketplace? If so, please provide the name of the marketplace, and the date and outcome of the application or review. In addition, state whether the Company's securities have ever been delisted; the date and reasons for any delisting; whether the issuer is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the issuer's obligation to respond to this question is ongoing and the issuer must promptly advise the Exchange of receipt of any relevant inquiry.

Has the Company filed a Form 10 registration statement, or equivalent document, within the past 12 months for purposes of registering a class of securities under Section 12 of the 1934 Act with the Securities and Exchange Commission (SEC) or other regulatory authority?

Yes ☐ No ☐

Date of SEC effectiveness: ________________

Date cleared all SEC comments: ________________

Is the applicant now filing or has it at any time in the past filed reports with the SEC pursuant to section 13(a) or 15(d) of the Exchange Act?

Yes ☐ No ☐

If "Yes", please explain:

Please indicate whether or not the Company has or plans to become public by combining with a public shell, whether through a reverse merger, exchange offer, or otherwise.

Yes ☐ No ☐

If "yes", please provide a detailed description of the transaction including the names of all parties to the transaction, the terms of the transaction and the date or expected date of closing.

Provide a list of any equity financings, including any and all bridge financings, shelf registrations, Regulation S offerings, or private placements that are contemplated or have been consummated within the prior six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Please indicate whether or not the issuer conducts any of its operations through a variable interest entity or any similar type of entity where the issuer's control over the entity is based on contractual arrangements rather than equity ownership.

Yes ☐ No ☐

If yes, please describe this structure.

The fact that an applicant may meet IEX's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the IEX Listing Rules, IEX reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other regulatory authority.

PART VIII: SUPPORTING DOCUMENTATION

In addition to a completed Listing Application, prior to approval, IEX will require additional information and supporting documentation. The table below lists the specific documents IEX will require prior to approval of your application. Required documentation must be provided prior to approval, but is not required at the time of original submission.

ADDITIONAL DOCUMENTS REQUIRED
Listing Agreement
Logo Submission Form
Corporate Governance Certification Form
Regulatory Correspondence over the past 12 months
Shareholder Confirmation Documents
Symbol Reservation Form

If the Company qualifies as an emerging growth company under The JOBS Act of 2012 and has submitted a confidential draft registration statement to the SEC in connection with its proposed initial public offering, please attach the most recent copy of this draft registration statement and all related SEC correspondence.

Please note that in addition to the documentation above, the Exchange may request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's initial listing, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or Other Regulatory Authority. A company's security may be denied listing if the company fails to provide such information within a reasonable period of time or if any communication to the Exchange contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading.

PART IX: AFFIRMATION

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and the Company will promptly notify IEX of any material changes.

Signature of Duly Authorized Representative	Title	Date

Applicants have a continuing duty to update responses to each of the questions on this application whenever there is an addition to or change in information previously furnished.

Addendum H-2

IEX Listing Application - Transfer from a National Securities Exchange

IEX LISTING APPLICATION

Transfer from a National Securities Exchange

Instructions: Please complete all parts of this form. If an item is not applicable indicate N/A. Attach additional sheets if necessary.

PART I: CORPORATE INFORMATION

GENERAL INFORMATION

Date:

Company Name (the "Company"):

Address of Principal Executive Offices:

Address Line 2:

City/Province: State: Zip/Postal Code:

Country: Phone: Fax:

Website:

State of Incorporation:

Country of Incorporation:

Date of Incorporation:

Date of Fiscal Year End:

SEC File Number: Central Index Key (CIK) Code:

Foreign Private Issuer (yes/no): DRS Eligible (yes/no):

GENERAL INFORMATION

Company Description:

PART II: CORPORATE CONTACTS

Please provide information for a primary and an alternate contact and authorized outside legal counsel for the purposes of processing this application.

PRIMARY COMPANY CONTACT

Name: Title:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

ALTERNATE COMPANY CONTACT

Name: Title:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

OUTSIDE LEGAL COUNSEL

Firm Name: Contact Name:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

PART III: SECURITIES/ACCOUNTING

AUDITOR

Firm Name:

City: State: Country:

TRANSFER AGENT

Firm Name:

PART IV: ISSUE-SPECIFIC INFORMATION

	PRIMARY ISSUE	ADDITIONAL ISSUE	ADDITIONAL ISSUE
Current Trading Symbol:			
Current Market:			
Issue Type:			
Issue Class:			
CUSIP:			
Par Value:			
Par Value Currency:			
Number of Votes per Share:			
Shares Authorized:			
As of Date:			

Shares Outstanding:

As of Date:

Shares in Treasury:

As of Date:

Roundlot Shareholders:

As of Date:

Beneficial Shareholders:

As of Date:

Unit Components:

Timing of Unit Separation:

Reserved Trading Symbol:

Is the Security Book Entry Only?

FOR AMERICAN DEPOSITARY SHARES (ADS):

Name of Depositary Bank:

Confirm that the ADS have been issued in a sponsored program: Yes ☐ No ☐

Provide the ratio of Underlying Shares:

PART V: BOARD MEMBER INFORMATION

Provide each board member's full legal name, committee assignments and indicate whether each director is independent, as defined in IEX Rule 14.400.

Name	Independent	Audit Committee	Nominating Committee	Compensation Committee	Financially Sophisticated	Financial Expert

PART VI: REGULATORY REVIEW

REGULATORY PROCEEDINGS/LITIGATION

Provide a detailed description of any ongoing, undisclosed investigations involving either the Company or any of its executive officers or directors being conducted by the SEC, FINRA, the CFTC, the Department of Justice or any other federal or state criminal authority (attach additional information if necessary).

The fact that an applicant may meet IEX's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the IEX Listing Rules, IEX reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other regulatory authority.

PART VII: SUPPORTING DOCUMENTATION

In addition to a completed Listing Application, prior to approval, IEX will require additional information and supporting documentation. The table below lists the specific documents IEX will require prior to approval of your application. Required documentation must be provided prior to approval, but is not required at the time of original submission.

ADDITIONAL DOCUMENTS REQUIRED

Listing Agreement

Logo Submission Form

Corporate Governance Certification Form

Please note that in addition to the documentation above, the Exchange may request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's initial listing, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or Other Regulatory Authority. A company's security may be denied listing if the company fails to provide such information within a reasonable period of time or if any communication to the Exchange contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading.

PART VIII: AFFIRMATION

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and the Company will promptly notify IEX of any material changes.

Signature of Duly Authorized Representative	Title	Date

Applicants have a continuing duty to update responses to each of the questions on this application whenever there is an addition to or change in information previously furnished.

Addendum H-3

IEX Listing Application - Transfer from a Market that is not a National Securities Exchange

IEX LISTING APPLICATION

Transfer from a Market that is not a National Securities Exchange

Instructions: Please complete all parts of this form. If an item is not applicable indicate N/A. Attach additional sheets if necessary.

PART I: CORPORATE INFORMATION

GENERAL INFORMATION

Date:

Company Name (the "Company"):

Address of Principal Executive Offices:

Address Line 2:

City/Province: State: Zip/Postal Code:

Country: Phone: Fax:

Website:

State of Incorporation:

Country of Incorporation:

Date of Incorporation:

Date of Fiscal Year End:

SEC File Number: Central Index Key (CIK) Code:

Foreign Private Issuer (yes/no): DRS Eligible (yes/no):

GENERAL INFORMATION

Company Description:

PART II: CORPORATE CONTACTS

Please provide information for a primary and an alternate contact and authorized outside legal counsel for the purposes of processing this application.

PRIMARY COMPANY CONTACT

Name: Title:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

ALTERNATE COMPANY CONTACT

Name: Title:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

OUTSIDE LEGAL COUNSEL

Firm Name: Contact Name:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

PART III: SECURITIES/ACCOUNTING

AUDITOR

Firm Name:

City: State: Country:

TRANSFER AGENT

Firm Name:

PART IV: ISSUE-SPECIFIC INFORMATION

	PRIMARY ISSUE	ADDITIONAL ISSUE	ADDITIONAL ISSUE
Current Trading Symbol:			
Current Market:			
Issue Type:			
Issue Class:			
CUSIP:			
Par Value:			
Par Value Currency:			
Number of Votes per Share:			
Shares Authorized:			
As of Date:			

Shares Outstanding:

As of Date:

Shares in Treasury:

As of Date:

Roundlot Shareholders:

As of Date:

Beneficial Shareholders:

As of Date:

Unit Components:

Timing of Unit Separation:

Reserved Trading Symbol:

Is the Security Book Entry Only?

FOR AMERICAN DEPOSITARY SHARES (ADS):

Name of Depositary Bank:

Confirm that the ADS have been issued in a sponsored program: Yes ☐ No ☐

Provide the ratio of Underlying Shares:

PART V: BOARD MEMBER INFORMATION

Provide each board member's full legal name, committee assignments and indicate whether each director is independent, as defined in IEX Rule 14.400.

Name	Independent	Audit Committee	Nominating Committee	Compensation Committee	Financially Sophisticated	Financial Expert

PART VI: REGULATORY REVIEW

REGULATORY PROCEEDINGS/LITIGATION

1. With respect to the Company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past 10 years:

   a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

   b. in which claims material to the Company are or were asserted under federal and/or state securities, banking, insurance, tax or bankruptcy laws; or

   c. in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

   d. In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

2. With respect to current executive officers, directors, and ten percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

   a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

   b. in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Note 1: With respect to question 2a and 2b, there is no limit on the time frame covered by the request.

Note 2: Questions 1 and 2 should be interpreted broadly and should include matters that relate to trading in the securities of the Company. Accordingly, responses should include communications of any nature that the Company, its officers, director and affiliates have had with FINRA or any other regulatory, civil or criminal agencies concerning trading in the securities of the Company.

Other

Has the Company or any of its predecessors previously applied or requested a review of eligibility to have its securities listed or quoted on any marketplace? If so, please provide the name of the marketplace, and the date and outcome of the application or review. In addition, state whether the Company's securities have ever been delisted; the date and reasons for any delisting; whether the issuer is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the issuer's obligation to respond to this question is ongoing and the issuer must promptly advise the Exchange of receipt of any relevant inquiry.

Has the Company filed a Form 10 registration statement, or equivalent document, within the past 12 months for purposes of registering a class of securities under Section 12 of the 1934 Act with the Securities and Exchange Commission (SEC) or other regulatory authority?

Yes ☐ No ☐

Date of SEC effectiveness: ________________

Date cleared all SEC comments: ________________

Please indicate whether or not the Company has or plans to become public by combining with a public shell, whether through a reverse merger, exchange offer, or otherwise.

Yes ☐ No ☐

If "yes", please provide a detailed description of the transaction including the names of all parties to the transaction, the terms of the transaction and the date or expected date of closing.

Provide a list of any equity financings, including any and all bridge financings, shelf registrations, Regulation S offerings, or private placements that are contemplated or have been consummated within the prior six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Please indicate whether or not the issuer conducts any of its operations through a variable interest entity or any similar type of entity where the issuer's control over the entity is based on contractual arrangements rather than equity ownership.

Yes ☐ No ☐

If yes, please describe this structure.

The fact that an applicant may meet IEX's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the IEX Listing Rules, IEX reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other regulatory authority.

PART VII: SUPPORTING DOCUMENTATION

In addition to a completed Listing Application, prior to approval, IEX will require additional information and supporting documentation. The table below lists the specific documents IEX will require prior to approval of your application. Required documentation must be provided prior to approval, but is not required at the time of original submission.

ADDITIONAL DOCUMENTS REQUIRED
Listing Agreement
Logo Submission Form
Corporate Governance Certification Form
Regulatory Correspondence over the past 12 months
Shareholder Confirmation Documents

Please note that in addition to the documentation above, the Exchange may request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's initial listing, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or Other Regulatory Authority. A company's security may be denied listing if the company fails to provide such information within a reasonable period of time or if any communication to the Exchange contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading.

PART VIII: AFFIRMATION

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and the Company will promptly notify IEX of any material changes.

Signature of Duly Authorized Representative	Title	Date

Applicants have a continuing duty to update responses to each of the questions on this application whenever there is an addition to or change in information previously furnished.

Addendum H-4

IEX Listing Application - Listing of a New Class of Securities by a Listed Company

IEX LISTING APPLICATION

Listing of a New Class of Securities by a Listed Company

Instructions: Please complete all parts of this form. If an item is not applicable indicate N/A. Attach additional sheets if necessary.

PART I: CORPORATE INFORMATION

GENERAL INFORMATION

Date:

Company Name (the "Company"):

Address of Principal Executive Offices:

Address Line 2:

City/Province: State: Zip/Postal Code:

Country: Phone: Fax:

Website:

State of Incorporation:

Country of Incorporation:

Date of Incorporation:

Date of Fiscal Year End:

SEC File Number: Central Index Key (CIK) Code:

Foreign Private Issuer (yes/no): DRS Eligible (yes/no):

GENERAL INFORMATION

Company Description:

PART II: CORPORATE CONTACTS

Please provide information for a primary and an alternate contact and authorized outside legal counsel for the purposes of processing this application.

PRIMARY COMPANY CONTACT

Name: Title:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

ALTERNATE COMPANY CONTACT

Name: Title:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

OUTSIDE LEGAL COUNSEL

Firm Name: Contact Name:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

PART III: SECURITIES/ACCOUNTING

INVESTMENT BANKER OR MARKET MAKER CONTACTS

	Lead Underwriter	Underwriter 2	Underwriter 3
Firm Name:			
Primary Contact:			
Phone:			
Email:			

TRANSFER AGENT

Firm Name:

PART IV: OFFERING AND SECURITY INFORMATION

DESCRIPTION OF OFFERING

Type of Offering:

Expected effective date of registration statement:

Expected date of initial trading on IEX:

Expected closing date of offering:

Will delivery of stock certificates (to the members of the underwriting group for distribution) be within three business days of initial inclusion on IEX?

Yes No

If "No", please note that this will result in a "when-issued" trading market.

Will the stock certificates contain any restrictive legends?

Yes No

If "Yes", please describe:

SECURITY INFORMATION

Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?

Yes No

Does the Company have any class of common stock or other security entitling the holder(s) to differential voting rights, dividend payments, or other preferences?

Yes No

If "Yes", please provide a complete description of such rights or preferences.

Is there an existing public market for the issues(s) covered by this application?

Yes No

PART V: ISSUE-SPECIFIC INFORMATION

	PRIMARY ISSUE	ADDITIONAL ISSUE	ADDITIONAL ISSUE
Issue Type:			
Issue Class:			

CUSIP:

Par Value:

Par Value Currency:

Number of Votes per Share:

Anticipated Shares Outstanding
after the Offering:

Anticipated Roundlot
Shareholders after the Offering:

Anticipated Beneficial
Shareholders after the Offering:

Unit Components:

Timing of Unit Separation:

Reserved Trading Symbol:

Is the Security Book Entry Only?

FOR AMERICAN DEPOSITARY SHARES (ADS):

Name of Depositary Bank:

Confirm that the ADS have been issued in a sponsored program: Yes No

Provide the ratio of Underlying Shares:

PART VI: REGULATORY REVIEW

Other

Provide a detailed description of any ongoing, undisclosed investigations involving either the Company or any of its executive officers or directors being conducted by the SEC, FINRA, the CFTC, the Department of Justice or any other federal or state criminal authority (attach additional information if necessary).

The fact that an applicant may meet IEX's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the IEX Listing Rules, IEX reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other regulatory authority.

PART VII: SUPPORTING DOCUMENTATION

In addition to a completed Listing Application, prior to approval, IEX will require additional information and supporting documentation. The table below lists the specific documents IEX will require prior to approval of your application. Required documentation must be provided prior to approval, but is not required at the time of original submission.

ADDITIONAL DOCUMENTS REQUIRED
Shareholder Confirmation Documents

Please note that in addition to the documentation above, the Exchange may request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's initial listing, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or Other Regulatory Authority. A company's security may be denied listing if the company fails to provide such information within a reasonable period of time or if any communication to the Exchange contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading.

PART VIII: AFFIRMATION

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and the Company will promptly notify IEX of any material changes.

Signature of Duly Authorized Representative	Title	Date

Applicants have a continuing duty to update responses to each of the questions on this application whenever there is an addition to or change in information previously furnished.

Addendum H-5

IEX Listing Application - Listing following a Change of Control Between a Listed Company and an Unlisted Company

IEX LISTING APPLICATION

Listing following a Change of Control Between a Listed Company and an Unlisted Company

Instructions: Please complete all parts of this form. If an item is not applicable indicate N/A. Attach additional sheets if necessary.

PART I: CORPORATE INFORMATION

GENERAL INFORMATION

Date:

Company Name (the "Company"):

Address of Principal Executive Offices:

Address Line 2:

City/Province: State: Zip/Postal Code:

Country: Phone: Fax:

Website:

State of Incorporation:

Country of Incorporation:

Date of Incorporation:

Date of Fiscal Year End:

SEC File Number: Central Index Key (CIK) Code:

Foreign Private Issuer (yes/no): DRS Eligible (yes/no):

GENERAL INFORMATION

Company Description:

PART II: CORPORATE CONTACTS

PRIMARY COMPANY CONTACT

Name: Title:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

ALTERNATE COMPANY CONTACT

Name: Title:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

OUTSIDE LEGAL COUNSEL

Firm Name: Contact Name:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

PART III: SECURITIES/ACCOUNTING

AUDITOR

Firm Name:

City: State: Country:

TRANSFER AGENT

Firm Name:

PART IV: ASSOCIATED CORPORATE ACTIONS

To the extent that an issuer that is currently listed on IEX is expected to be the survivor of the proposed transaction for SEC reporting purposes, please indicate if any of the following changes are expected to occur in connection with the merger.

Change in Company Name ☐

Change in Trading Symbol ☐

Change in CUSIP ☐

Reverse Stock Split ☐

Other ☐

Note: Companies will also need to complete a separate Company Event Notification Form to notify IEX of the changes. This form should be submitted at the time of application.

Please use this space to provide any explanatory comments.

PART V: ISSUE-SPECIFIC INFORMATION

	PRIMARY ISSUE	ADDITIONAL ISSUE	ADDITIONAL ISSUE
Current Trading Symbol:			
Current Market:			
Issue Type:			
Issue Class:			
CUSIP:			
Par Value:			
Par Value Currency:			
Number of Votes per Share:			
Anticipated Shares Outstanding after the Transaction:			
Anticipated Roundlot Shareholders after the Transaction:			
Anticipated Beneficial Shareholders after the Transaction:			
Unit Components:			
Timing of Unit Separation:			
Reserved Trading Symbol:			
Is the Security Book Entry Only?			
Expected Date of Initial Trading:			

FOR AMERICAN DEPOSITARY SHARES (ADS):

Name of Depositary Bank:

Confirm that the ADS have been issued in a sponsored program: Yes ☐ No ☐

Provide the ratio of Underlying Shares:

PART VI: BOARD MEMBER INFORMATION

Provide each board member's full legal name, committee assignments and indicate whether each director is independent, as defined in IEX Rule 14.400.

Name	Independent	Audit Committee	Nominating Committee	Compensation Committee	Financially Sophisticated	Financial Expert

PART VII: REGULATORY REVIEW

Regulatory Proceedings/Litigation

1. With respect to the Company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past 10 years:

   a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

   b. in which claims material to the Company are or were asserted under federal and/or state securities, banking, insurance, tax or bankruptcy laws; or

   c. in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

   d. in connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

2. With respect to current executive officers, directors, and ten percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

   a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

   b. in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Note 1: With respect to question 2a and 2b, there is no limit on the time frame covered by the request.

Note 2: Questions 1 and 2 should be interpreted broadly and should include matters that relate to the trading in the securities of the Company. Accordingly, responses should include communications of any nature that the Company, its officers, directors and affiliates have had with FINRA or any other regulatory, civil or criminal agencies concerning trading in the securities of the Company.

Other

Has the Company or any of its predecessors previously applied or requested a review of eligibility to have its securities listed or quoted on any marketplace? If so, please provide the name of the marketplace, and the date and outcome of the application or review. In addition, state whether the Company's securities have ever been delisted; the date and reasons for any delisting; whether the issuer is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the issuer's obligation to respond to this question is ongoing and the issuer must promptly advise the Exchange of receipt of any relevant inquiry.

Is the Company seeking to list pursuant to, or in connection with, a merger with an IEX-listed company?

Yes ☐ No ☐

If "yes", please provide a brief description of the proposed transaction. Be sure to identify the surviving company that will list on IEX following the proposed transaction. Please also provide the desired symbol.

Has the Company filed a Form 10 registration statement, or equivalent document, within the past 12 months for purposes of registering a class of securities under Section 12 of the 1934 Act with the Securities and Exchange Commission (SEC) or other regulatory authority?

Yes ☐ No ☐

Date of SEC effectiveness: ________________

Date cleared all SEC comments: ________________

Provide a list of any equity financings, including any and all bridge financings, shelf registrations, Regulation S offerings, or private placements that are contemplated or have been consummated within the prior six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Please indicate whether or not the issuer conducts any of its operations through a variable interest entity or any similar type of entity where the issuer's control over the entity is based on contractual arrangements rather than equity ownership.

Yes ☐ No ☐

If yes, please describe this structure.

The fact that an applicant may meet IEX's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the IEX Listing Rules, IEX reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other regulatory authority.

PART VIII: SUPPORTING DOCUMENTATION

In addition to a completed Listing Application, prior to approval, IEX will require additional information and supporting documentation. The table below lists the specific documents IEX will require prior to approval of your application. Required documentation must be provided prior to approval, but is not required at the time of original submission.

ADDITIONAL DOCUMENTS REQUIRED
Listing Agreement
Logo Submission Form
Corporate Governance Certification Form
Regulatory Correspondence over the past 12 months
Shareholder Confirmation Documents
Symbol Reservation Form

Please note that in addition to the documentation above, the Exchange may request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's initial listing, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or Other Regulatory Authority. A company's security may be denied listing if the company fails to provide such information within a reasonable period of time or if any communication to the Exchange contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading.

PART IX: AFFIRMATION

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and the Company will promptly notify IEX of any material changes.

____________________________________ ____________________ ________________

Signature of Duly Authorized Representative Title Date

Applicants have a continuing duty to update responses to each of the questions on this application whenever there is an addition to or change in information previously furnished.

Addendum H-6

IEX Listing Agreement

IEX LISTING AGREEMENT

Instructions: Please complete each part of the form.

PART I: CORPORATE INFORMATION

GENERAL INFORMATION

Date:

Company Name:

Symbol:

PLEASE PROVIDE YOUR CONTACT INFORMATION FOR THIS FORM

Name: Title/Firm:

Phone: Email:

PART II: LISTING AGREEMENT

____ (the "Company"), in consideration for the listing of its securities on the Investors Exchange LLC, hereby agrees with Investors Exchange LLC ("IEX") that:

1. Company certifies that it understands and agrees to comply with all IEX rules, as they may be amended from time to time, and pay all applicable listing fees when due.

2. Company agrees to promptly notify IEX in writing of any corporate action or other event which will cause Company to cease to be in compliance with IEX listing requirements.

3. Company understands that IEX may remove its securities from the Investors Exchange LLC, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the IEX rules has been granted by IEX, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company warrants and represents that any trading symbol requested to be used by Company does not violate

any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

6. Company hereby grants to IEX a non-exclusive, royalty free, license to use Company's logos, trade names, and trade/service marks in IEX's advertising, literature, media interactions, industry events, conferences, websites, social media content, and mobile applications solely in connection with marketing and related purposes in connection with being an IEX-listed company, and to convey quotation information, transactional reporting information, and other information regarding Company in connection with IEX. Company agrees to hold harmless and indemnify IEX (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of IEX's use of Company's trading symbol, corporate logos, Web site address, trade names, and trade/service marks in accordance with the terms of this Listing Agreement.

IEX Warranties-Disclaimers of Warranties.

For any goods or services provided to Company, IEX shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability.

1. In no event will IEX be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if IEX has been advised of the possibility of such damages. If IEX is, for any reason, held liable for any of the above, the liability of IEX is limited:

    a. for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

    b. in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

2. Notwithstanding the foregoing, IEX shall not be relieved from liability for damages that result from IEX's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

3. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

4. Under no circumstances shall IEX have any liability for any third party's goods and/or services.

5. Company and IEX agree that these terms reflect a reasonable allocation of risk and limitation of liability.

6. This Listing Agreement shall be deemed to have been made in the United States, in the State of New York and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

PART III: AFFIRMATION

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and the Company will promptly notify IEX of any material changes.

______________________________	________________	____________
Signature of Duly Authorized Representative	Title	Date

Addendum H-7

IEX Symbol Reservation Form

SYMBOL RESERVATION

The Investors Exchange LLC ("IEX") participates in the National Market System Symbology Plan for the selection and use of 1-5 character root symbols, as governed by the Intermarket Symbols Reservation Authority ("ISRA").

All market participants benefit from a uniform symbology plan and, as a member of ISRA, IEX will work with the Securities and Exchange Commission and industry participants to develop and maintain a plan that promotes fair competition, reduces programming and operational complexity, and upholds the interests of listed issuers and market participants.

The latest information about ISRA and a copy of the NMS Symbology Plan is available on The Options Clearing Corporation's (The OCC) website (http://www.theocc.com/clearing/industry-services/isra.jsp). The OCC acts as the ISRA processor for the National Market System Plan.

A trading symbol is provided to the company for the limited purpose of identifying the company's security in authorized quotation and trading systems. IEX reserves the right, in its sole and final discretion, to assign, rescind, or reassign any trading symbol at any time.

For additional questions on reserving or changing a symbol for trading on the Investors Exchange LLC, please contact: Listings@iextrading.com.

Instructions: Companies seeking initial listing on IEX must complete this form in its entirety. Current IEX listed companies requesting a symbol change must complete Parts I and III of this form.

PART I: SYMBOL REQUEST

GENERAL INFORMATION

Date:

Company Name (the "Company"):

Requestor's Name: Requestor's Title:

Requestor's Phone: Requestor's Email:

Current Symbol (if applicable):

SYMBOL REQUESTED PLUS TWO ALTERNATES

1) 2) 3)

PART II: COMPANY INFORMATION

GENERAL INFORMATION

Address of Company's Principal Executive Offices:

Address Line 2:

City/Province: State:

Zip/Postal Code: Country:

Phone: Website:

Is the Company Privately or Publicly Traded?

Name of the Market the Company is Currently Trading On (if any):

Is the Company a Subsidiary?

Parent Company Name: Parent Symbol:

PART III: AFFIRMATION

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and the Company will promptly notify IEX of any material changes.

Signature of Duly Authorized Representative	Title	Date

Companies have a continuing duty to update responses to each of the questions on this form whenever there is an addition to or change in information previously furnished.

Addendum H-8

IEX Company Logo Submission Form

COMPANY LOGO SUBMISSION

In order to help investors recognize companies listed on the Investors Exchange LLC ("IEX"), IEX uses company logos, where appropriate, instead of trading symbols. Company logos may be included in IEX's advertising, literature, media interactions, industry events, conferences, websites, social media content, and mobile applications solely in connection with marketing and related purposes in connection with being an IEX-listed company, and to convey quotation information, transactional reporting information, and other information regarding a company in connection with IEX. . Please complete this form and submit your logo artwork according to the requirements below.

If you have any questions regarding the guidelines for artwork, please contact Listings@iextrading.com.

Instructions: Please complete each part of the form.

PART I: CORPORATE INFORMATION

GENERAL INFORMATION

Date:

Company Name (the "Company"):

Symbol:

Website:

CONTACT

Name:

Title:

Address Line 1:

Address Line 2:

City:

State/Province:

Postal/Zip Code:

Country:

Phone:

Email:

U.S. Business Hours Contact (if located outside of the U.S.):

PART II: LOGO ARTWORK GUIDELINES

GENERAL INFORMATION

1. File Format
   - Vector eps file (such as an Adobe Illustrator EPS) with all fonts converted to outlines.
   - Acceptable in some instances: Raster image file (such as an Adobe Photoshop file). The logo must be a minimum of 2" wide or 2" high (whichever is the larger proportion) at 300 dpi. The image file may be delivered in any of the following formats: PSD, TIFF, PNG, or JPEG.

2. Color image and Black & White image
   - Ideally, two separate files should be submitted:
     1. 4-color (CMYK) logo.
     2. One-color black & One-color white logo with no tints or screens (i.e., 100% black, no gray).

3. Logo Usage / Branding Guidelines
   - Please submit any logo usage guidelines along with your logos.
   - For online usage, you may also wish to submit a variation of your logo without a tagline or other small type that may become illegible at screen resolution.
   - PREFERRED: Please submit a variation of your logo that fits in a square dimension (i.e. app icon).

PART III: AFFIRMATION

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and the Company will promptly notify IEX of any material changes.

Signature of Duly Authorized Representative	Title	Date

Companies have a continuing duty to update responses to each of the questions on this form whenever there is an addition to or change in information previously furnished.

Addendum H-9

IEX Corporate Governance - Certification Form

CORPORATE GOVERNANCE

CERTIFICATION

Instructions: Please complete each part of this certification form. For each individual section in Part II identify how the company either satisfies the applicable requirement or is exempt from the requirement.

PART I: CORPORATE INFORMATION

GENERAL INFORMATION
Date:
Company Name (the "Company"):
Symbol:

PLEASE PROVIDE YOUR CONTACT INFORMATION FOR THIS FORM	
Name:	Title/Firm:
Phone:	Email:

PART II: CERTIFICATION

Upon the Company's listing on the Investors Exchange LLC ("IEX"), the Company must comply with IEX's requirements relating to audit committees, the director nomination's process, the compensation of officers, board composition, executive sessions, quorum, code of conduct, Direct Registration System eligibility and internal audit. By completing this form, you are certifying your Company's compliance with, or exemption from, these requirements.

In addition, IEX's listing rules include certain disclosure and notification requirements relating to the use of exemptions and phase-in schedules that are not outlined in this certification. Each Company is responsible for ensuring compliance with such requirements.

Also note that companies are required to submit an updated Corporate Governance Certification any time an event occurs that makes a current form inaccurate, including any changes to the composition of the board or committees, or a change in the status of a company that is a Smaller Reporting Company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934), Controlled Company (as defined in IEX Rule 14.407(c)(1)) or a Foreign Private Issuer (as defined in IEX Rule 14.002(15)).

1. Audit Committee Composition - Rule 14.405(c)(2)

I hereby certify that the Company has, and will continue to have, an Audit Committee of at least three members, comprised solely of directors each of whom:

(1) meets IEX's definition of independence contained in Rule 14.405(a)(2) (subject to the exception provided in Rule 14.405(c)(2)(B) and the cure period provided in Rule 14.405(c)(4));

(2) meets the requirements of SEC Rule 10A-3(b)(1) (subject to exceptions provided in Rule 10A-3(c) and the cure period provided in Rule 14.405(c)(4));

(3) has not participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and

(4) is able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement, as required by Rule 14.405(c)(2).

In addition, I hereby certify that the Company has, and will continue to have, at least one member of the Audit Committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

For Index Fund Shares and Managed Fund Shares Only: I hereby certify that the Company has, and will continue to have, an Audit Committee that meets the requirements of SEC Rule 10A-3(b)(1) (subject to exceptions provided in Rule 10A-3(c) and the cure period provided in Rule 14.405(c)(4).

For Cooperatives Only: I hereby certify that the Company has, and will continue to have, an Audit Committee that meets the requirements of SEC Rule 10A-3(b)(1) (subject to exceptions provided in Rule 10A-3(c) and the cure period provided in Rule 14.405(c)(4)).

For Companies with Exceptional and Limited Circumstances Only: I hereby certify that the Company will comply with this requirement by having a committee comprised of all independent directors, except for one director, who meets the criteria set forth in Rule 14.405(c)(2)(B) and Section 10A(m)(3) under the Act, where the board, under exceptional and limited circumstances, has determined that it is in the best interests of the Company and its shareholders to do so.

For Companies that in the Last Year Completed an Initial Public Offering or Spin-off, or Transferred from Another Market: I hereby certify that the Company is utilizing the phase-in provisions of Rule 14.407(b) for the Audit Committee Composition requirement. In addition, I hereby certify that the Company will fully comply with this requirement as of the end of the phase-in period.

For Foreign Private Issuers Only: I hereby certify that the Company is following home country practices in lieu of this requirement and has provided IEX with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws. A company checking this box must still have an audit committee that satisfies Rule 14.405(c)(3) and ensure that such audit committee members meet the independence requirement in Rule 14.405(c)(2)(A)(ii).

For Asset Backed or Other Passive Issuers Only: I hereby certify that the Company is exempt from this requirement pursuant to Rule 14.407(a)(1).

2. Audit Committee Charter - Rule 14.405(c)(1)

I hereby certify that the Company has adopted a formal written Audit Committee charter specifying the items enumerated in Rule 14.405(c)(1), and that the Audit Committee will review and assess the adequacy of the charter on an annual basis.

For Foreign Private Issuers Only: I hereby certify that the Company is following home country practices in lieu of this requirement and has provided IEX with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws.

For Limited Partnerships Only: I hereby certify that the Company is exempt from this requirement as a limited partnership.

For Asset Backed or Other Passive Issuers Only: I hereby certify that the Company is exempt from this requirement pursuant to Rule 14.407(a)(1).

3. Independent Director Oversight of Director Nominations - Rule 14.405(e)(1)

I hereby certify that the Company complies with Rule 14.405(e)(1), which requires that director nominees be selected, or recommended for the Board's selection, by a Nominations Committee comprised solely of independent directors.

OR

I hereby certify that the Company complies with Rule 14.405(e)(1), which requires that director nominees be selected or recommended for the Board's selection, by a majority of its independent directors meeting in executive session.

☐ For Companies with Exceptional and Limited Circumstances Only: I hereby certify that the Company will comply with this requirement by having a committee comprised of all independent directors, except for one director where the board, under exceptional and limited circumstances, has determined that it is in the best interests of the Company and its shareholders to do so.

☐ For Companies that in the Last Year Completed an Initial Public Offering or Spin-off, Emerged from Bankruptcy or Transferred from Another Market: I hereby certify that the Company is utilizing the phase-in provisions of Rule 14.407(b) for the Director Nominations Process requirement. In addition, I hereby certify that the Company will fully comply with this requirement as of the end of the phase-in period.

☐ For Companies that in the Last Year Ceased to be a Controlled Company: I hereby certify that the Company is utilizing the phase-in provisions of Rule 14.407(c) for the Director Nominations Process requirement. In addition, I hereby certify that the Company will fully comply with this requirement as of the end of the phase-in period.

☐ For Controlled Companies Only: I hereby certify that the Company is exempt from this requirement as a Controlled Company.

☐ For Foreign Private Issuers Only: I hereby certify that the Company is following home country practices in lieu of this requirement and has provided IEX with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws.

☐ For Companies with Pre-Existing Agreements Only: I hereby certify that the Company is subject to a binding obligation that requires a director nomination structure inconsistent with Rule 14.405(e)(1). Pursuant to Rule 14.405(e)(5), such a company is not required to comply with the nomination requirements.

☐ For Limited Partnerships Only: I hereby certify that the Company is exempt from this requirement as a limited partnership.

☐ For Management Investment Companies Only: I hereby certify that the Company is exempt from this requirement as a management investment company registered under the Investment Company Act of 1940.

☐ For Asset Backed or Other Passive Issuers Only: I hereby certify that the Company is exempt from this requirement pursuant to Rule 14.407(a)(1).

For Cooperatives Only: I hereby certify that the Company is exempt from this requirement as a cooperative.

4. Nominations Committee Charter or Board Resolution - Rule 14.405(e)(2)

I hereby certify that the Company complies with Rule 14.405(e)(2), which requires companies to adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws.

For Controlled Companies Only: I hereby certify that the Company is exempt from this requirement as a Controlled Company.

For Foreign Private Issuers Only: I hereby certify that the Company is following home country practices in lieu of this requirement and has provided IEX with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws.

For Companies with Pre-Existing Agreements Only: I hereby certify that the Company is subject to a binding obligation that requires a director nomination structure inconsistent with Rule 14.405(e)(2).

Pursuant to Rule 14.405(e)(5), such a company is not required to comply with the nomination requirements.

For Limited Partnerships Only: I hereby certify that the Company is exempt from this requirement as a limited partnership.

For Management Investment Companies Only: I hereby certify that the Company is exempt from this requirement as a management investment company registered under the Investment Company Act of 1940.

For Asset Backed or Other Passive Issuers Only: I hereby certify that the Company is exempt from this requirement pursuant to Rule 14.407(a)(1).

For Cooperatives Only: I hereby certify that the Company is exempt from this requirement as a cooperative.

5A. Compensation Committee Charter - Rule 14.405(d)(1)

I hereby certify that the Company has adopted a formal written compensation committee charter specifying the items enumerated in Rule 14.405(d)(1), and that the compensation committee will review and reassess the adequacy of the charter on an annual basis.

☐ For Smaller Reporting Companies Only: I hereby certify that the Company is a Smaller Reporting Company and has adopted a formal written compensation committee charter or board resolution specifying the items enumerated in Rule 14.405(d)(1)(A)-(C).

☐ For Foreign Private Issuers Only: I hereby certify that the Company is following home country practices in lieu of this requirement and has provided IEX with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws.

☐ For Controlled Companies Only: I hereby certify that the Company is exempt from this requirement as a Controlled Company.

☐ For Limited Partnerships Only: I hereby certify that the Company is exempt from this requirement as a limited partnership.

☐ For Management Investment Companies Only: I hereby certify that the Company is exempt from this requirement as a management investment company registered under the Investment Company Act of 1940.

☐ For Asset Backed or Other Passive Issuers Only: I hereby certify that the Company is exempt from this requirement pursuant to Rule 14.407(a)(1).

☐ For Cooperatives Only: I hereby certify that the Company is exempt from this requirement as a cooperative.

5B. Compensation Committee Composition – Rule 14.405(d)(2)

☐ I hereby certify that the Company has, and will continue to have, a compensation committee of at least two members. Each compensation committee member is an Independent Director as defined under Rule 14.405(a)(2). In addition, in affirmatively determining the independence of any director who will serve on the compensation committee, the board of directors has considered, and will continue to consider, all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to:

(i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director; and

(ii) whether such director is affiliated with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company.

☐ For Smaller Reporting Companies: I hereby certify that the Company is a Smaller Reporting Company and has, and will continue to have, a compensation committee of at least two members. Each compensation committee member is an Independent Director as defined under Rule 14.405(a)(2).

☐ For Companies with Exceptional and Limited Circumstances Only (including Smaller Reporting Companies): I hereby certify that the Company has a compensation committee comprised of at least three members and is relying on the exception in Rule 14.405(d)(2)(B) for one director where the board, under exceptional and limited circumstances, has determined that it is in the best interests of the Company and its Shareholders to do so.

☐ For Companies that in the Last Year Completed an Initial Public Offering or Spin-Off, Emerged from Bankruptcy, Transferred from Another Market or Ceased to be a Smaller Reporting Company: I hereby certify that the Company is utilizing the phase-in provisions of Rule 14.407(b) for the compensation committee composition requirement. In addition, I hereby certify that the Company will fully comply with this requirement as of the end of the phase-in period.

☐ For Companies that in the Last Year Ceased to be a Controlled Company: I hereby certify that the Company is utilizing the phase-in provisions of Rule 14.407(c) for the compensation committee composition requirement. In addition, I hereby certify that the Company will fully comply with this requirement as of the end of the phase-in period.

☐ For Controlled Companies Only: I hereby certify that the Company is exempt from this requirement as a Controlled Company.

☐ For Foreign Private Issuers Only: I hereby certify that the Company is following home country practices in lieu of this requirement and has provided IEX with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws.

☐ For Limited Partnerships Only: I hereby certify that the Company is exempt from this requirement as a limited partnership.

☐ For Management Investment Companies Only: I hereby certify that the Company is exempt from this requirement as a management investment company registered under the Investment Company Act of 1940.

☐ For Asset Backed or Other Passive Issuers Only: I hereby certify that the Company is exempt from this requirement pursuant to Rule 14.407(a)(1).

For Cooperatives Only: I hereby certify that the Company is exempt from this requirement as a cooperative.

6. Independent Directors - Rule 14.405(b)

I hereby certify that the Company's board of directors is comprised of a majority of independent directors as required by Rule 14.405(b)(1).

For Companies that in the Last Year Completed an Initial Public Offering or Spin-off, Emerged from Bankruptcy or Transferred from Another Market: I hereby certify that the Company is utilizing the phase-in provisions of Rule 14.407(b) for the Majority Independent Director requirement. In addition, I hereby certify that the Company will fully comply with this requirement as of the end of the phase-in period.

For Controlled Companies Only: I hereby certify that the Company is exempt from this requirement as a Controlled Company.

For Foreign Private Issuers Only: I hereby certify that the Company is following home country practices in lieu of this requirement and has provided IEX with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws.

For Limited Partnerships Only: I hereby certify that the Company is exempt from this requirement as a limited partnership.

For Management Investment Companies Only: I hereby certify that the Company is exempt from this requirement as a management investment company registered under the Investment Company Act of 1940.

For Asset Backed or Other Passive Issuers Only: I hereby certify that the Company is exempt from this requirement pursuant to Rule 14.407(a)(1).

For Cooperatives Only: I hereby certify that the Company is exempt from this requirement as a cooperative.

7. Executive Sessions - Rule 14.405(b)(2)

I hereby certify that the Company will have regularly scheduled meetings at which only independent directors present ("executive sessions"), as required by Rule 14.405(b)(2).

For Foreign Private Issuers Only: I hereby certify that the Company is following home country practices in lieu of this requirement and has provided IEX with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws.

For Limited Partnerships Only: I hereby certify that the Company is exempt from this requirement as a limited partnership.

For Management Investment Companies Only: I hereby certify that the Company is exempt from this requirement as a management investment company registered under the Investment Company Act of 1940.

For Asset Backed or Other Passive Issuers Only: I hereby certify that the Company is exempt from this requirement pursuant to Rule 14.407(a)(1).

For Cooperatives Only: I hereby certify that the Company is exempt from this requirement as a cooperative.

8. Quorum - Rule 14.408(c)

I hereby certify that the Company's by-laws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the Company's common voting stock, as required by Rule 14.408(c).

For Foreign Private Issuers Only: I hereby certify that the Company is following home country practices in lieu of this requirement and has provided IEX with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws.

9. Code of Conduct - Rule 14.406

I hereby certify that the Company has adopted one or more codes of conduct applicable to all directors, officers and employees, and that such codes are publicly available, as required by Rule 14.406.

For Foreign Private Issuers Only: I hereby certify that the Company is following home country practices in lieu of this requirement and has provided IEX with a written statement from an independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country laws.

For Limited Partnerships Only: I hereby certify that the Company is exempt from this requirement as a limited partnership.

For Management Investment Companies Only: I hereby certify that the Company is exempt from this requirement as a management investment company registered under the Investment Company Act of 1940.

For Asset Backed or Other Passive Issuers Only: I hereby certify that the Company is exempt from this requirement pursuant to Rule 14.407(a)(1).

10. DRS Eligibility Requirement - Rule 14.208

I hereby certify that the Company's securities are eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, as required by Rule 14.203(c) and Rule 14.208.

For Foreign Issuers Only: I hereby certify that the Company is a foreign issuer, as defined under Rule 3b-4 under the Securities Exchange Act of 1934, and has provided IEX with a written statement from an independent counsel in the Company's home country certifying that a law or regulation in the Company's home country prohibits compliance with this requirement.

For Companies whose Securities are Book Entry Only: I hereby certify that the Company is exempt from this requirement because the Company's securities are book entry only.

11. Internal Audit Function - Rule 14.414

I hereby certify that the Company has, and will continue to have, an internal audit function to provide management and the audit committee with ongoing assessments of the Company's risk management process and system of internal control, as required by Rule 14.414.

For Companies that in the Last Year Completed an Initial Public Offering or Spin-off or Transferred from Another Market: I hereby certify that the Company is utilizing the transition period provisions in Rule 14.414(b) for the Internal Audit Function requirement. In addition, I hereby certify that the Company will fully comply with this requirement as of the end of the applicable transition period.

PART III: AFFIRMATION

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and the Company will promptly notify IEX of any material changes.

Signature of Duly Authorized Representative	Title	Date

Companies have a continuing duty to update responses to each of the questions on this form whenever there is an addition to or change in information previously furnished.

Addendum H-10

IEX Listing of Additional Shares Form

LISTING OF ADDITIONAL SHARES

Instructions: Please complete all parts of this form. If an item is not applicable indicate N/A. Attach additional sheets if necessary.

PART I: CORPORATE INFORMATION

GENERAL INFORMATION

Date:

Company Name (the "Company"):

PART II: CORPORATE CONTACTS

PRIMARY CONTACT

IEX will conduct all communications with respect to the applicant with the designated primary applicant.

Name: Title:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

ALTERNATE CONTACT

Name: Title:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

OUTSIDE LEGAL COUNSEL

Firm Name:

Contact Name:

Phone:

Email:

U.S. Business Hours Contact (if located outside of the U.S.):

PART III: GENERAL INFORMATION

GENERAL INFORMATION

Symbol:

CUSIP:

Security Class and Description:

Pre-transaction Total Shares Outstanding (TS), excluding Treasury Shares:

As of (mm/dd/yy):

As reported in the Company's (enter SEC Form type):

Provide a brief description of the transaction:

Select the box(es) below that best describe the nature of the transaction.

- ☐ Acquisition/Merger
- ☐ Adoption/Amendment to Equity Compensation Plan
- ☐ Dividend Reinvestment Plan
- ☐ Employee Savings, Stock Purchase or 401(k) Plan
- ☐ Equity Award Repricing or Similar Action
- ☐ Exchange Offer
- ☐ Inducement Grant
- ☐ Litigation Settlement
- ☐ Private Placement
- ☐ Professional Services Agreement
- ☐ Public Offering
- ☐ Recapitalization
- ☐ Rights Offering (other than a Poison Pill)

☐ Other (provide separate detailed explanation)

Describe:

List all filings made or expected to be made with the SEC related to the transaction, including the form type and the date filed on EDGAR.

Shares offered by Company (including shares underlying convertible securities):

Shares sold by selling shareholders:

Maximum number of shares to be offered:

Are there any contingencies that would result in the issuance of additional shares not included above (such as earn-out payments, anti-dilution adjustments, price protection, reset or other similar provision)?

Yes ☐ No ☐

Are any of the securities to be issued convertible or exercisable into common stock?

Yes ☐ No ☐

Are the securities future priced securities? (Refer to Supplementary Material .04 to IEX Rule 14.412, for a definition of future priced securities)

Yes ☐ No ☐

Does any officer, director, employee or consultant of the Company have a direct or indirect interest in the transaction (including as a selling shareholder)?

Yes No

Does any shareholder who owns 5% or more of the Company have a direct or indirect interest in the transaction (including as a selling shareholder)?

Yes No

In connection with the transaction, will any party receive board nomination or designation rights?

Yes No

If you answered Yes to any of the above questions, please explain below:

SHAREHOLDER INFORMATION

Provide the name and percentage ownership of the largest shareholder (if greater than 5%) before and after the transaction, assuming the maximum number of shares is issued.

	BEFORE TRANSACTION	AFTER TRANSACTION
Largest Shareholder Name:		
Percentage Ownership:		
Date of Board Approval:		
Date of Shareholder Approval (if applicable):		
Date or Expected Date of Issuance:		

PART IV: TRANSACTION INFORMATION

ACQUISITION/MERGER

1. Describe the company or assets being acquired:

2. Can any shares or convertible securities be issued to any party other than the target or its shareholders in connection with the transaction?

   Yes ☐ No ☐

   Please explain:

3. Will the Company assume any equity compensation plans of the target?

   Yes ☐ No ☐

   Will future equity awards be issued under assumed plans? Yes ☐ No ☐

   Were the assumed plans approved by target shareholders? Yes ☐ No ☐

4. Will the Company assume any equity compensation awards issued outside of the assumed plans referred to in question 3?

   Yes ☐ No ☐

   Please explain:

   Please make sure you included those shares in the maximum number of shares to be offered listed in General Information.

EQUITY COMPENSATION ARRANGEMENTS

Name of plan or plan amendment:

For an amendment that increases the number of authorized shares in an existing plan, please provide:

Plan shares before this amendment:

Shares added by this amendment:

Total plan shares:

If the plan or amendment was not approved by shareholders, upon which exception to IEX Rule 14.412(c) is the Company relying?

For an inducement grant, provide the date the offer of employment was accepted, or other agreement made, pursuant to which the inducement grant will be issued:

For a repricing or other action that would have a similar effect, provide the reference in the plan or other governing document that gives the Company specific authority to act or indicate the date when shareholder approval was obtained:

PRIVATE PLACEMENT/PUBLIC OFFERINGS

1. Date and time (or expected date) or definitive agreement or underwriting agreement:

2. Provide the book value per share from the most recent SEC filing:

3. Provide the sale price per share or conversion price:

4. Will the sale price or conversion price be at least the greater of book and market value (closing price) of the common stock on the date and time provided in question 1?

   Yes No

5. What is the use of proceeds?

6. Are any proceeds from the private placement being used to fund the acquisition of the stock or assets of another company?

   Yes ☐ No ☐

7. Name of the brokerage firm or placement agent (if any):

8. Will any placement fees be paid in the Company's common stock or securities convertible into common stock?

   Yes ☐ No ☐

   If yes, please explain:

PRE-OFFERING PUBLIC FLOAT

The Securities and Exchange Commission's Regulation M governs the activities of underwriters, issuers, selling security holders and others in connection with offerings of securities. Regulation M is designed to prohibit activities that could artificially influence the market for the offered security, based on measures such as the dollar value of the average daily trading volume and the company's public float. A company conducting a public offering should complete this section to update its public float, in order to avoid unnecessary trading restrictions being placed on the distribution of its securities.

For purposes of this section, a company should determine its public float by subtracting from the non-diluted total shares outstanding shares owned by officers, directors, and persons or entities with a 5% or greater ownership position ("affiliates"). Shares owned by affiliates do not include any convertible securities such as options, warrants, convertible notes and convertible preferred stock.

CUSIP/CINS number:

Shares held by affiliates pre-offering:

Shares in the public float pre-offering:

Date of public float calculation:

PART V: SUPPORTING DOCUMENTATION

To facilitate the review process, please submit supporting documentation as soon as possible. You can submit additional documentation for your application at any time during the Listing of Additional Shares review process. Please note that the Exchange may also request additional information or documentation, public or non-public, deemed necessary to perform its review.

PART VI: AFFIRMATION

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and the Company will promptly notify IEX of any material changes.

Signature of Duly Authorized Representative ______ Title ______ Date ______

Companies have a continuing duty to update responses to each of the questions on this form whenever there is an addition to or change in information previously furnished.

Addendum H-11

IEX Company Event Notification Form

COMPANY EVENT NOTIFICATION

Instructions: Please complete all parts of this form. In Part II, only fill out the individual sections that are relevant to the specific type of event being reported on this form. If an item is not applicable indicate N/A. Attach additional sheets if necessary.

PART I: CORPORATE INFORMATION

GENERAL INFORMATION

Date:

Company Name (the "Company"):

PRIMARY CONTACT

Name: Title:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

ALTERNATE CONTACT

Name: Title:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

OUTSIDE LEGAL COUNSEL

Firm Name: Contact Name:

Phone: Email:

U.S. Business Hours Contact (if located outside of the U.S.):

PART II: TYPE OF CHANGE

The information required by the exchange varies depending on the type of event being reported. Multiple events may be reported in one form provided that the effective date for these changes is the same.

Is the Company reporting a change on this form in conjunction with a Listing Application for a Company Conducting a Business Combination that Results in a Change of Control? Yes No

SECTION 1. Change in Company Name

Current Company Name:

New Company Name:

Note: A new Listing Agreement reflecting the Company's new name must also be completed when submitting a name change.

SECTION 2. Change in Trading Symbol, CUSIP, Security Type and/or Par Value

	CURRENT	NEW
Issue Name:		
Symbol:*		
CUSIP:		
Security Type:		
Par Value:		
Par Value Currency:		

** For a change in trading symbol, if a symbol reservation request has not already been submitted, IEX recommends that the Company complete and submit a Symbol Reservation Request prior to submission of this form.*

SECTION 3. Change in Place of Incorporation or Organization

	CURRENT	NEW
State:		
Country:		

Has the Company filed new articles of incorporation with the applicable state or country regulatory body?

Yes No

SECTION 4. Reverse Stock Split

The information provided below shall be deemed subject to immediate public disclosure unless clearly noted otherwise.

Note: A new CUSIP number is required for a reverse stock split prior to the effective date.

Issue Symbol:

Issue Description:

Stock Split Ratio:

Pre-Split TSO: Post-Split TSO (maximum):

Pre-Split par value: Post-Split par value:

Method of settling fractional shares:

Post-Split number of publicly held shares:

Post-Split number of total/public shareholders:

Does the reverse stock split impact any other related securities that are publicly traded? Yes No

Explain any conditions which must be met for the transaction to become effective.

SECTION 5. Other Type of Substitution Listing Event

Describe the type of issuance/reason for change and the expected effective date.

Explain any conditions which must be met for the transaction(s) to become effective.

Specify the details pre and post transaction.

Are there any changes to the voting rights or equity participation rights associated with this transaction?

Yes No

SECTION 6. Event Requiring an Updated Corporate Governance Certification or Listing Agreement

Briefly describe the reason for the update (e.g., ceased being a controlled company, no longer a foreign private issuer).

CUSIP Information

Has the Company obtained a new CUSIP number as a result of the change(s) being reported?

Yes No Do Not Know

If you answered "NO" above, please provide confirmation that the Company has advised the CUSIP Service Bureau of the pending change(s) and has confirmed that a new CUSIP is not necessary.

If you answered "DO NOT KNOW" above, please contact the CUSIP Service Bureau at 212-438-6500 to advise them of the pending change and determine if a new number is necessary.

For more information, please contact the CUSIP Service Bureau at 212-438-6500.

Comments

Please provide any additional information that may help Staff process this form.

PART III: EVENT-SPECIFIC INFORMATION

Please provide the following dates, as applicable.

Effective Date:

Date all legal filings were or are anticipated to be effective:

Date of approval for the event(s) by the Board of Directors:

Date of approval for the event(s) by shareholders:

Anticipated date of closing:

Effective date of charter amendment:

PART IV: SUPPORTING DOCUMENTATION

To facilitate the review process, please provide the following information and attach any supporting documentation, as applicable.

If the event resulted in the Company receiving a new SEC File Number, please provide:

If the event resulted in the Company receiving a new Central Index Key (CIK) code, please provide:

If a new CUSIP was not required in this instance, please provide confirmation that the Company has advised the CUSIP Service Bureau of this change and confirmed that a new CUSIP was not necessary. A confirmation is required for all changes, except trading symbol changes.

PART V: AFFIRMATION

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and the Company will promptly notify IEX of any material changes.

Signature of Duly Authorized Representative	Title	Date

Companies have a continuing duty to update responses to each of the questions on this form whenever there is an addition to or change in information previously furnished.

Addendum H-12

IEX Dividend/Distribution/Interest Payment Form

DIVIDEND/ DISTRIBUTION/ INTEREST PAYMENT FORM

Instructions: Please complete all parts of this form. In Part II only fill out the individual sections that are relevant to the specific type of event being reported on this form. If an item is not applicable indicate N/A. Attach additional sheets if necessary.

PART I: CORPORATE INFORMATION

GENERAL INFORMATION

Date:

Company Name (the "Company"):

Symbol(s):

PRIMARY CONTACT

IEX will conduct all communications with respect to the Company with the designated primary applicant.

Name: Title:

Phone: Email:

U.S. Business Hours Contact (if Company is located outside of the U.S.):

ALTERNATE CONTACT

Name: Title:

Phone: Email:

U.S. Business Hours Contact (if Company is located outside of the U.S.):

PART II: SECURITY INFORMATION

	ISSUE	ADDITIONAL ISSUE	
Issue Name:			
Issue Symbol:			
Issue Type:			
Sub-Issue Type:			
CUSIP:			
Is this security listed on another market or exchange?	Yes ☐ No ☐	Yes ☐ No ☐	Yes ☐ No ☐

If you answered yes, please provide details below, including information about any ex-date ruling made or expected by the other market(s).

CASH DIVIDEND / DISTRIBUTION

	ISSUE	ADDITIONAL ISSUE	ADDITIONAL ISSUE
Declaration Date:			
Record Date:			
Distribution Date:			
Gross Amount of Cash Per Share:			
Currency:			
Public Disclosure Date:			
Payment Frequency			

Is the distribution a "Qualified Dividend" as defined under the provisions of The Jobs and Growth Tax Relief Reconciliation Act of 2003?	Yes ☐ No ☐	Yes ☐ No ☐	Yes ☐ No ☐

If the dividend is classified as "special" or "other", please explain. Please note if a dividend is marked as special the Company's public disclosure should indicate this fact. Provide any pending conditions which must be met for this distribution to become effective (e.g., shareholder approval, government approval, SEC registration). Also, provide any other pertinent information about this dividend.

NON-CASH DIVIDEND / DISTRIBUTION (Stock Dividend / Forward Stock Split)			
	ISSUE	ADDITIONAL ISSUE	ADDITIONAL ISSUE
Declaration Date:			
Record Date:			
Distribution Date:			
Public Disclosure Date:			
Currency:			
Public Disclosure Date:			
Stock/Ratio/Split Per Share:			
Is the distribution a "Qualified Dividend," as defined under the provisions of The Jobs and Growth Tax Relief Reconciliation Act of 2003?	Yes ☐ No ☐	Yes ☐ No ☐	Yes ☐ No ☐

Pre-split total shares outstanding (excluding treasury stock):

Post-split total shares outstanding (maximum):

Does split result in a change of par value?

Current Par Value:

New Par Value:

Method of settling fractional shares (e.g., cash-in-lieu, dropping, rounding up, rounding down):

Explain any pending conditions which must be met for the transaction to become effective.

SPIN-OFF			
	ISSUE	ADDITIONAL ISSUE	ADDITIONAL ISSUE
Declaration Date:			
Record Date:			
Distribution Date:			
Public Disclosure Date:			
What is the name of the entity being distributed (spin-off company)?			
How many shares of the "spin-co" will be issued for each share of the parent company held?			

Will the spin-off company be publicly traded and/or listed? Yes ☐ No ☐

What is the expected effective date of the registration statement for the spin-off company?

What is the expected value of the spin-off company on a per share basis?

Enter any comments below that may help IEX process this request.

RIGHTS OFFERING

	ISSUE	ADDITIONAL ISSUE	ADDITIONAL ISSUE
Declaration Date:			
Record Date:			
Distribution Date:			
SEC Effective Date:			
Expiration Date:			
Public Disclosure Date:			
Transferable?	Yes ☐ No ☐	Yes ☐ No ☐	Yes ☐ No ☐

Maximum number of underlying shares to be issued upon exercise of the rights?

Is this a dilution protection/shareholder rights plan (i.e. Poison Pill)?

How many rights are being distributed on a per share basis?

What does each right entitle the holder to purchase and at what subscription price? Also, provide any other pertinent information about this dividend.

INTEREST PAYMENT			
	ISSUE		ADDITIONAL ISSUE

Declaration Date:

Record Date:

Distribution Date:

Interest Payment Per Unit:

Currency:

Interest Payment:

If this interest payment is classified as "special" or "other", please explain. Provide any pending conditions which must be met for this payment to become effective (e.g., shareholder approval, government approval, SEC registration). Also, provide any other pertinent information about this payment.

PART III: SUPPORTING DOCUMENTATION

To facilitate the review process, please submit supporting documentation as soon as possible. You can submit additional documentation for your application at any time during the review process.

PART IV: AFFIRMATION

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and the Company will promptly notify IEX of any material changes.

Signature of Duly Authorized Representative	Title	Date

Companies have a continuing duty to update responses to each of the questions on this form whenever there is an addition to or change in information previously furnished.

Addendum H-13

IEX Shares Outstanding Change Form

SHARES OUTSTANDING CHANGE

Instructions: Please complete each part of the form.

PART I: CORPORATE INFORMATION

GENERAL INFORMATION

Date:

Company Name (the "Company"):

PRIMARY CONTACT

Name: Title:

Phone: Email:

U.S. Business Hours Contact (if company is located outside of the U.S.):

ALTERNATE CONTACT

Name: Title:

Phone: Email:

U.S. Business Hours Contact (if company is located outside of the U.S.):

PART II: TRANSACTION INFORMATION

REASON FOR THE UPDATE

Please provide the reason for the update and any additional information that may help staff process this form.

TRANSACTION DETAILS

Issue Symbol:

Issue Type:

CUSIP:

Number of Shares Authorized Before the Change:

Number of Shares Authorized After the Change:

Number of Shares Outstanding Before the Change:

Number of Shares Outstanding After the Change:

Effective Date of Change:

Provide a brief description of the transaction resulting in the change (e.g., merger, acquisition, exchange, distribution, stock split, reverse split and acquisition of stock for treasury).

PART III: AFFIRMATION

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and the Company will promptly notify IEX of any material changes.

Signature of Duly Authorized Representative | Title | Date

Companies have a continuing duty to update responses to each of the questions on this form whenever there is an addition to or change in information previously furnished.

Investors' Exchange LLC

Date of filing: August 2, 2017

Date as of which the information is accurate: August 2, 2017

<u>Exhibit J</u>

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Investors' Exchange LLC Board of Directors (the "Exchange Board")

Name	Title	Date of Commencement	Type of Business
Bradley Katsuyama	Chairman and CEO	June 27, 2016	Industry
Jeff Charney	Board Member	June 27, 2016	Non-Industry
William H. Donaldson	Board Member	June 27, 2016	Non-Industry
Brian T. Levine	Board Member	June 27, 2016	Member Representative
Jonathan Mariner	Board Member	June 27, 2016	Non-Industry
Wade I. Massad	Board Member	June 27, 2016	Non-Industry
Joseph Scafidi	Board Member	June 27, 2016	Non-Industry
Helen S. Scott	Board Member	June 27, 2016	Non-Industry
Jeffrey Sonnenfeld	Board Member	June 27, 2016	Industry
Jatin Suryawanshi	Board Member	June 27, 2016	Member Representative

Investors' Exchange LLC Nominating Committee

Name	Corporate Title	Date of Commencement	Type of Business
Jeff Charney	Chair	June 27, 2016	Non-Industry
Wade I. Massad	Board Member	June 27, 2016	Non-Industry
Jeffrey Sonnenfeld	Board Member	June 27, 2016	Industry

Investors' Exchange LLC Member Nominating Committee

Name	Corporate Title	Date of Commencement	Type of Business
Brian T. Levine	Chair	June 27, 2016	Member Representative
Jatin Suryawanshi	Board Member	June 27, 2016	Member Representative

Investors' Exchange LLC Audit Committee

Name	Title	Date of Commencement	Type of Business
Jonathan Mariner	Chair	June 27, 2016	Non-Industry
Joseph Scafidi	Board Member	June 27, 2016	Non-Industry
Wade I. Massad	Board Member	June 27, 2016	Non-Industry

Investors' Exchange LLC Regulatory Oversight Committee

Name	Title	Date of Commencement	Type of Business
Helen S. Scott	Chair	June 27, 2016	Non-Industry
Joseph Scafidi	Board Member	June 27, 2016	Non-Industry
William H. Donaldson	Board Member	June 27, 2016	Non-Industry

Investors' Exchange LLC Appeals Committee

Name	Title	Date of Commencement	Type of Business
Joseph Scafidi	Chair	June 27, 2016	Non-Industry
Jonathan Mariner	Board Member	June 27, 2016	Non-Industry
Jatin Suryawanshi	Board Member	June 27, 2016	Member Representative

Investors' Exchange LLC Officers

Name	Title	Date of Commencement
Bradley Katsuyama	President, Chief Executive Officer & Chairman of the Board	May 13, 2014
John Schwall	Senior Vice President, Chief Operating Officer and Treasurer	May 13, 2014
Ronan Ryan	Senior Vice President	June 8, 2015
Robert Park	Senior Vice President and Chief Technology Officer	June 8, 2015
Sophia Lee	Senior Vice President, General Counsel and Secretary	May 13, 2014
Claudia Crowley	Senior Vice President and Chief Regulatory Officer	June 8, 2015

The charters of all Board Committees of the Exchange are available at https://iextrading.com/regulation/governance. The Exchange certifies that the information available at such location is accurate as of its date.